Filed by Nuveen Quality Municipal Income Fund (Commission File No. 333-248994)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Maryland Quality Municipal Income Fund (Commission File No. 811-07486)

Good Day,

We need your help so please vote now! At this time, we have no voting instruction for your Nuveen Closed End Funds shares, and the deadline to cast your vote is quickly approaching. The Board is recommending a vote in favor of the proposal(s), which are described in detail in the attached proxy statement.

This is a very important business matter, so we encourage you as a shareholder to participate in your Fund’s governance by returning your vote as soon as possible. If shareholders fail to cast their votes and the necessary vote requirement is not met, the Funds will be unable to hold their respective meetings and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation.

We would be happy to assist by answering any questions about the proposal(s), and by recording a vote over the phone. Voting by phone is a quick way to participate, ensuring that enough votes are received to convene the meeting and avoid an adjournment.

PLEASE VOTE NOW BY CALLING

Number: 1-866-905-8147

Hours: Weekdays - 9:00am until 11:00pm and Saturdays - Noon to 6:00pm ET

Reference Number: <<GS Number>>

The shareholder meeting is scheduled for next Monday, December 7, 2020, so please act quickly!

Best regards,

<<Supervisor>>

<<GS Number>>

Computershare

1-866-905-8147

211 Quality Circle, Ste. 210

College Station, TX 77845

www.cfs.computershare.com

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